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                            August 31, 2020

       Tony Xu
       Chief Executive Officer and Director
       DoorDash Inc
       303 2nd Street, South Tower, 8th Floor
       San Francisco, California 94107

                                                        Re: DoorDash Inc
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
18, 2020
                                                            CIK No. 0001792789

       Dear Mr. Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1, filed August 18, 2020

       Risk Factors
       "If Dashers are reclassified as employees under federal or state law . . ..", page 23

   1. We note your amended disclosure that "[t]he San Francisco District Attorney is also seeking a preliminary
injunction that would bar [you] from continuing to classify Dashers in California as
independent contractors during the pendency of this case." Please disclose, if known,
when you expect to receive a judgment on this preliminary injunction.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business and Non-GAAP Metrics, page 92

   2. We note the following disclosures about your growth in Total Orders and Marketplace
 Tony Xu
FirstName LastNameTony Xu
DoorDash Inc
Comapany
August 31, NameDoorDash
           2020         Inc
August
Page 2 31, 2020 Page 2
FirstName LastName
         GOV:

                "[i]n the three months ended June 30, 2020, Total Orders increased to 204 million, or
              234% growth compared to the same period in 2019;" and that "increased engagement from existing consumers, the addition of new consumers, and an increase in the number of orders completed through Drive . . . accelerated in part due to the effects of the COVID-19 pandemic, which resulted in in-store dining shutdowns and the adoption of shelter-in-place measures;" and

                "In the three months ended June 30, 2020, Marketplace GOV increased to
              $6,150 million, or 227% growth compared to the same period in 2019, based on the growth in Total Orders as well as the increasing size of Marketplace orders in part as a result of the COVID-19 pandemic."

         Please disclose whether you expect Total Orders and Marketplace GOV to continue to grow at the same pace in future periods if and when stay-at-home orders and shelter-in-
         place measures are lifted.
Attractive Cohort Trends
"We are in the early stages of broad market adoption . . .", page 98

3. We note your response to comment 8, and your amended disclosure on page 99 that "In
         2018 and 2019, our sales and marketing and promotions spend was $195 million and $776 million, respectively, of which $60 million and $182 million, respectively, was related to promotions." Please amend your filing to provide this information for all cohorts presented, not just the 2019 and 2018 cohorts. In this regard, we note your disclosure that
         "sales and marketing and promotions spend associated with [y]our existing consumers is significantly lower than the spend associated with new consumers." For clarity, please also consider presenting quantified sales and marketing and promotions spend per cohort, rather than presenting only adjusted sales and marketing and promotions spend as a
         percentage of each cohort   s Marketplace GOV, or tell us why you have
determined not to
         do so.
"Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV", page 99

4. We note your response to comment 6. In order to provide an accurate comparison of data based on your actual results for prior fiscal periods, and because your cohort data is based on your historical data, we continue to think that each cohort should be measured by the same or substantially similar time period. Please revise to disaggregate the 2016 cohort information from prior-year cohorts, remove the 2016 cohort information from your cohort analysis, or provide further analysis as to why you believe it is appropriate to compare data from different time periods.
"Adjusted sales and marketing and promotions spend normalizes . . .", page 100
 Tony Xu
DoorDash Inc
August 31, 2020
Page 3

5. You disclose that "[w]e use the vast majority of our adjusted sales and marketing and promotions spend to bring new consumers to DoorDash and to encourage their repeat use of our platform so that using DoorDash becomes a regular activity;" and that "[a]djusted sales and marketing and promotions spend with respect to a new consumer cohort is
       generally elevated in the initial year of a cohort   s life cycle."
Considering that you present
       historical financial information for the year ended December 31, 2019 and the interim period ended June 30, 2020, and to provide context for investors regarding your adjusted sales and marketing spend, please present adjusted sales and marketing and promotions spend for your 2019 cohort, or tell us why you have determined not to do so. Please do the same for your cohort discussion and graphics related to Contribution Profit (Loss) as a percentage of Marketplace GOV and Take Rate.
        You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-
3307 if you have questions regarding the financial statements and related matters. Please contact
Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                              Sincerely,
FirstName LastNameTony Xu
                                                              Division of
Corporation Finance
Comapany NameDoorDash Inc
                                                              Office of Trade &
Services
August 31, 2020 Page 3
cc:       Rezwan D. Pavri
FirstName LastName